February 17, 2009

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, D.C. 20549

Attn.: Ms. Angela Crane

         RE:   Ivivi Technologies, Inc.
               Form 10-Q for the period ended September 30, 2008
               File No. 001-33088

Dear Ms. Crane:

The following are responses to the Staff's letter of comment dated February 9, 2009.

The Company hereby acknowledges that:

         - The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

         - Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

         - The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2008

FINANCIAL STATEMENTS, PAGE 3

NOTE 2.  DEFERRED REVENUE AND DISTRIBUTION AGREEMENT, PAGE 12

THE REFERENCES AFTER EACH NUMBER OR PERCENT REFERENCE TO THE PAGES ATTACHED.

1) PLEASE TELL US IN DETAIL WHY THE LOSS ON SETTLEMENT OF ALLERGAN CHARGES IS PROPERLY CLASSIFIED AS NON-OPERATING INCOME?

The Allergan settlement was a subsequent event to our Quarterly Report on Form 10Q for the three and six months ended September 30, 2008. Prior to the issuance of our financial statements for the quarter and six months ended September 30, 2008, we were able to estimate the effect of the Allergan termination on our financial statements and, in accordance with FAS 5; we accrued our estimate of the liability to Allergan in our financial statements. We believed combining the costs of terminating our Allergan Agreement in operating revenue and expenses would not allow investors to isolate the effect of the Allergan termination on our results of operations. We also felt isolating the Allergan termination into one number would be more prominent and more transparent disclosure to investors reading our financial statements.

However, after reviewing your comments and our GAAP literature, we have now concluded that the Loss on Settlement should be broken out into its components affecting revenue and expenses from operations. Based upon the attached comparative financials, the effect on revenue would have been a decrease in revenue as reported for the three and six months ended September 30, 2008 of $69,792 or 12% (a) and 7% (b), respectively and an increase in costs and expenses as reported for the three and six months ended September 30, 2008 of $22,631 or 1% (c) and 1% (d), respectively. Loss from Operations for the three and six months ended September 30, 2008 would have increased by $92,423 or 4%
(e) and 2% (f), respectively. Net loss and Net loss per share would have remained the same. Due to the effect on revenue and expenses and Net Loss in the Statements of Operations we propose treating these amounts as a reclassification in the current quarter ended December 31, 2008.


2) PLEASE EXPLAIN TO US THE SPECIFICS OF THE INVENTORY RETURNED BY ALLERGAN. SUPPORT THAT YOUR PREVIOUS ACCOUNTING WAS APPROPRIATE AND FURTHER SUPPORT YOUR CURRENT ACCOUNTING.

The total inventory returned by Allergan at our Lower of Cost or Market was $447,926 (i) which was recorded in our financial statements for the three and six months ended September 30, 2008 as a Debit to Inventory of $447,926.

The inventory was comprised of single units and double units. The single units were valued at Lower of Cost or Market at $179,562 less an allowance for $37,500
(ii) representing a cost to repackage and re-label the inventory to be available for sale to customers other than Allergan and in different markets. We determined these single units could be sold into our existing markets once the units are repackaged and relabeled.

The double units, currently used only in the plastic surgery marketplace, were valued at Lower of Cost or Market at $268,364 less an allowance for $268,364
(iii) representing the write down of these units to $0. Under our agreement with Allergan, we are prohibited from entering into an agreement in the U.S. with a distributor in the plastic surgery market for a period of six months from the effective date of the termination agreement. At the time we filed our Form 10Q for the three and six months ended September 30, 2008, we were not developing a market other than plastic surgery to sell the double unit. As of the current date we are exploring market possibilities in the U.S. and internationally. We are uncertain of our ability to sell or, enter into a distribution agreement to sell, these double units in the plastic surgery market at the end of the six month period allotted under the Allergan termination agreement. For these reasons, we felt it was appropriate to write these units down to zero at September 30, 2008.

In addition, the termination of the Allergan Agreement caused us to record an allowance for the double units in inventory at our warehouse of $53,805 (iv) representing the full value of double units on hand at September 30, 2008. These units are not inclusive of the units located in Allergan's warehouse at September 30, 2008.

Further, we had $139,050 of single units in inventory at September 30, 2008 packaged and labeled for sale to Allergan and, consequently, we set up an allowance for inventory on hand of $28,300 (v) for relabeling and repackaging of this inventory.

The Company has concluded that the current reserve is sufficient for this inventory at December 31, 2008.

For the quarter ended September 30, 2008, we recorded our write downs and reserves of $387,969 (vi) to Loss on Settlement of Allergan Contract, an account excluded from operating revenues and expenses, and are part of the net amount of $92,423 (vii). We propose treating these amounts as a reclassification for the quarter ended December 31, 2008 and will be recorded in Cost of Settlement of Allergan Contract, an operating expense account within cost of goods sold.

If you have any questions, please feel free to call me at (201) 476-9600 as we would prefer to file our Form 10Q, on extension, timely with these changes.

Very truly yours,

Alan V. Gallantar, CFO
Ivivi Technologies, Inc.



cc:      Ms. Julie Sherman
         Mr. Martin James
         Steven M. Skolnick, Esq.


                                              IVIVI TECHNOLOGIES, INC.
                                              STATEMENTS OF OPERATIONS
                                       RECLASSIFIED AND COMPARED TO REPORTED
                                                    (UNAUDITED)

                                                        THREE MONTHS ENDED
                                                  SEPTEMBER 30,   SEPTEMBER 30,
                                                     2008            2008              CHANGE $      CHANGE % REF.
                                                ------------      ------------      ------------       -------
                                                  RECLASSIFIED     AS REPORTED
Revenue:
    Rentals                                     $    163,542      $    163,542      $         --           0.0%
    Direct sales                                     409,060           409,060                --           0.0%
    Licensing sales and fees                              --            15,625           (15,625)       -100.0%
    Deferred revenue from settlement of
       Allergan contract                             395,833                --           395,833         100.0%
    Allowance relating to settlement of
       Allergan contract                            (450,000)               --          (450,000)       -100.0%
                                                ------------      ------------      ------------       -------

                                                     518,435           588,227           (69,792)        -11.9%   (a)
                                                ------------      ------------      ------------       -------

Costs and expenses:
    Cost of rentals                                   11,566            11,566                --           0.0%
    Cost of licensing sales                               --                --                --           0.0%
    Cost of direct sales                              56,146            56,146                --           0.0%
    Cost of settlement of Allergan contract          (46,957)               --           (46,957)        100.0%
    Research and development                         505,027           505,027                --           0.0%
    Sales and marketing                              697,064           697,064                --           0.0%
    General and administrative                     1,503,545         1,433,957            69,588           4.9%
                                                ------------      ------------      ------------       -------

                                                   2,726,391         2,703,760            22,631           0.8%   (c)
                                                ------------      ------------      ------------       -------

Loss from operations                              (2,207,956)       (2,115,533)          (92,423)          4.4%   (e)
Loss on settlement of Allergan contract                   --           (92,423)           92,423        -100.0%
Interest income                                       29,806            29,806                --           0.0%
                                                ------------      ------------      ------------       -------

Loss before provision for income taxes            (2,178,150)       (2,178,150)               --           0.0%
Provision for income taxes                                --                --                --           0.0%
                                                ------------      ------------      ------------       -------

Net loss                                        $ (2,178,150)     $ (2,178,150)     $         --           0.0%
                                                ============      ============      ============       =======

Net loss per share, basic and diluted           $      (0.20)     $      (0.20)     $         --           0.0%
                                                ============      ============      ============       =======

Weighted average shares outstanding               10,733,453        10,733,453      $         --           0.0%
                                                ============      ============      ============       =======



[table continued on next page]
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[table continued from previous page]


                                                        SIX MONTHS ENDED
                                                  SEPTEMBER 30,     SEPTEMBER 30,
                                                      2008              2008            CHANGE $     CHANGE % Ref.
                                                 ------------      ------------      ------------       ------
                                                   RECLASSIFIED     AS REPORTED
Revenue:
    Rentals                                      $    332,278      $    332,278      $         --          0.0%
    Direct sales                                      508,109           508,109                --          0.0%
    Licensing sales and fees                           99,786           131,036           (31,250)        23.8%
    Deferred revenue from settlement of
       Allergan contract                              411,458                --           411,458         00.0%
    Allowance relating to settlement of
       Allergan contract                             (450,000)               --           450,000)        00.0%
                                                 ------------      ------------      ------------       ------

                                                      901,631           971,423           (69,792)        -7.2%  (b)
                                                 ------------      ------------      ------------       ------

Costs and expenses:
    Cost of rentals                                    21,780            21,780                --          0.0%
    Cost of licensing sales                           129,770           129,770                --          0.0%
    Cost of direct sales                               68,406            68,406                --          0.0%
    Cost of settlement of Allergan contract           (46,957)               --           (46,957)        00.0%
    Research and development                        1,036,095         1,036,095                --          0.0%
    Sales and marketing                             1,374,286         1,374,286                --          0.0%
    General and administrative                      2,773,682         2,704,094            69,588          2.6%
                                                 ------------      ------------      ------------       ------

                                                    5,357,062         5,334,431            22,631          0.4%  (d)
                                                 ------------      ------------      ------------       ------

Loss from operations                               (4,455,431)       (4,363,008)          (92,423)         2.1%  (f)
Loss on settlement of Allergan contract                    --           (92,423)           92,423         00.0%
Interest income                                        74,966            74,966                --          0.0%
                                                 ------------      ------------      ------------       ------

Loss before provision for income taxes             (4,380,465)       (4,380,465)               --          0.0%
Provision for income taxes                                 --                --                --          0.0%
                                                 ------------      ------------      ------------       ------

Net loss                                         $ (4,380,465)     $ (4,380,465)     $         --          0.0%
                                                 ============      ============      ============       ======

Net loss per share, basic and diluted            $      (0.41)     $      (0.41)     $         --          0.0%
                                                 ============      ============      ============       ======

Weighted average shares outstanding                10,724,341        10,724,341      $         --          0.0%
                                                 ============      ============      ============       ======





                                                     IVIVI TECHNOLOGIES, INC.

                            COMPONENTS OF THE ESTIMATED LOSS ON THE SETTLEMENT OF THE ALLERGAN CONTRACT
                                              AS REPORTED ON THE COMPANY'S FORM 10-Q
                                       FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2008



-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                      AMOUNT
     REF.                                               SPECIFICS:                                            REPORTED AT 9/30/08
------------------------------------------------------------------------------------------------------------------------------------
      (i)       Inventory value (at lower of cost to market - $447,926) returned from
                Allergan                                                                                             $(447,926)
                                                                                                                     ---------
                Settlement payment ($450,000) to repurchase inventory returned
                from Allergan                                                                                          450,000
                                                                                                                     ---------

                Difference between inventory value returned vs. settlement payment                                       2,074
                                                                                                                     ---------

     (ii)       Reserve for inventory single units held by Allergan - repackaging and
                relabeling                                                                                              37,500
     (iii)      Write down of inventory of double units held by Allergan                                               268,364
     (iv)       Write down of inventory of double units on hand                                                         53,805
      (v)       Reserve for inventory of single units on hand for repackaging and
                relabeling                                                                                              28,300
                                                                                                                     ---------


     (vi)       To write down of inventory returned by Allergan and inventory on
                hand specifically packaged for sales Allergan                                                          387,969
                                                                                                                     ---------

                Estimated freight, warehousing and other related costs for return of
                inventory from Allergan                                                                                 13,000
                                                                                                                     ---------

                Costs associated with the return of goods from Allergan                                                403,043
                                                                                                                     ---------

     LESS:
                September 30, 2008 balance of the $500,000 non-refundable
                payment we received from Allergan in Novembber 2006, originally
                amortized over the life of the Allergan agreement                                                     (380,208)
                $500,000 for 96 mos. = $5,208.33
                $5,208.33 X 23 mos. = $119,791.59
                $500,000 less $119,791.59 = $380,208.41

     PLUS:
                September 30, 2008 balance of unamortized deferred licensing costs;
                primarily professional fees associated with the execution of the
                Allergan agreement                                                                                      69,588
                                                                                                                     ---------
     (vii)      Loss on the settlement of the Allergan contract, September 30, 2008,
                as reported                                                                                          $  92,423
                                                                                                                     =========

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                            IVIVI TECHNOLOGIES, INC.

                   PROPOSED RECLASSIFICATION OF THE ESTIMATED
                 LOSS ON THE SETTLEMENT OF THE ALLERGAN CONTRACT
                    FOR REPORTING ON THE COMPANY'S FORM 10-Q
              FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2008



--------------------------------------------------------------------------------
     Deferred Revenue      Allowance            COGS                  G&A
--------------------------------------------------------------------------------
                                             $ (447,926)
                           $ 450,000



                                                 37,500
                                                268,364
                                                 53,805
                                                 28,300



                                                 13,000




$ (380,208)





                                                                    $ 69,588

--------------------------------------------------------------------------------
$ (380,208)                $ 450,000         $ (46,957)             $ 69,588
================================================================================